UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Latham Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40358	83-2797583
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

787 Watervliet Shaker Road, Latham, NY 12110
(Address of principal executive offices)

Scott M. Rajeski, Chief Executive Officer and President, (800) 833-3800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

This Specialized Disclosure Report (“Form SD”) for Latham Group, Inc. (the “Company”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2023 (the “Reporting Period”). A copy of the Conflict Minerals Report of the Company for the Reporting Period is provided as Exhibit 1.01 attached hereto (the “Conflicts Mineral Report”). The Conflict Minerals Report is also publicly available at https://ir.lathampool.com/financial-information/sec-filings. The information included in the Conflict Minerals Report is incorporated herein by reference. This Form SD, including Exhibit 1.01 attached hereto, contains references to our website; however, the information on our website is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02	Exhibit.

The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits.

Item 3.01	Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2024

LATHAM GROUP, INC.

By:	/s/ Scott M. Rajeski
Name:	Scott M. Rajeski
Title:	Chief Executive Officer and President